EXHIBIT 5.1

May 1, 2003

SunGard Data Systems Inc.

1285 Drummers Lane

Wayne, PA 19087

Gentlemen:

I am Senior Vice President-Legal and General Counsel of SunGard Data Systems Inc. (“Company”). Our corporate legal department, under my supervision, has participated in the preparation of the Registration Statement on Form S-8 (“Registration Statement”) to be filed by the Company pursuant to the Securities Act of 1933, as amended, relating to the offer and sale of up to 16,490,496 shares of common stock, par value $.01 per share (“Common Stock”), by the Company pursuant to the Company’s 2002 and 1998 Equity Incentive Plans (collectively, “Plans”). This opinion is furnished pursuant to the requirement of Item 601(b)(5) of Regulation S-K.

In rendering this opinion, we have examined the following documents: (i) the Company’s Certificate of Incorporation and By-laws, as amended and restated since the inception of the Company, (ii) resolutions adopted by the Board of Directors of the Company, (iii) resolutions adopted by the stockholders of the Company, and (iv) the Registration Statement. We have assumed and relied, as to questions of fact and mixed questions of law and fact, on the truth, completeness, authenticity and due authorization of all documents and records examined and the genuineness of all signatures. This opinion is limited to the laws of the State of Delaware.

Based upon and subject to the foregoing, in our opinion, the shares of Common Stock of the Company which are being offered and sold by the Company pursuant to the Registration Statement, when sold in the manner and for the consideration contemplated by the Registration Statement and the Plans, will be legally issued, fully paid and non-assessable.

We consent to the filing of this opinion as an Exhibit to the Registration Statement.

Sincerely,

/s/ Lawrence A. Gross

Lawrence A. Gross

Senior Vice President-Legal

and General Counsel